UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC FILE NUMBER 000-22849
                                   FORM 12b-25
                                                          CUSIP NUMBER 682875208
                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

                  For Period Ended:   September 30, 2010
                                    -------------------------

                  |_|  Transition Report on Form 10-K
                  |_|  Transition Report on Form 20-F
                  |_|  Transition Report on Form 11-K
                  |_|  Transition Report on Form 10-Q
                  |_|  Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

      Onstream Media Corporation
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Full Name of Registrant


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Former Name if Applicable

      1291 S.W. 29 Avenue
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Address of Principal Executive Office (Street and Number)

      Pompano Beach, Florida 33069
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |   (a)  The reason described in reasonable detail in Part III of this form
     |        could not be eliminated without unreasonable effort or expense
     |   (b)  The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |        portion thereof, will be filed on or before the fifteenth
|X|  |        calendar day following the prescribed due date; or the subject
     |        quarterly report or transition report on Form 10-Q, or subject
     |        distribution report on Form 10-D, or portion thereof will be
     |        filed on or before the fifth calendar day following the
     |        prescribed due date; and
     |   (c)  The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K was not filed within the prescribed time period primarily because additional time is required to complete certain valuations and projections that would affect the disclosures and/or numbers included in such Form 10-K.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification
            Robert Tomlinson, CFO             954              917-6655
       ------------------------------     -----------     -------------------
                   (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       answer is no, identify report(s).                          Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |X| No |_|

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our consolidated net loss for the year ended September 30, 2010 is expected to be approximately $4.1 million less than our approximately $11.8 million consolidated net loss for the year ended September 30, 2009, before considering the impact of any additional adjustments for impairment of goodwill and intangible assets that may be considered necessary as of, and for the fourth quarter ending, September 30, 2010. Although the amounts of any additional adjustments have not yet been determined, because additional time is required to complete certain related valuations and projections, such additional adjustments are not expected to exceed the $4.1 million differential mentioned above.
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                           Onstream Media Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   December 30, 2010         By /s/ Robert E. Tomlinson
     ---------------------         -----------------------------------------
                                    Robert E. Tomlinson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).